UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 7, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Holdings Limited (the "Company") announces that members of the executive management team, including the Chairman of the Board, Robert Fried,
Chief Operating Officer, Johnny Lo, members of the Board of Directors, Frost
Gamma Investments Trust, a trust controlled by Phillip Frost, M.D. and the beneficial owner of more than 10 percent of SearchMedia's common stock, and certain members  of The Frost Group, LLC (other than Dr. Frost) have increased their ownership of the Company.  Since April 8, 2011, SearchMedia's inside ownership has increased by 142,663 shares purchased in the open market, at an average price of $1.48.  Since SearchMedia is a foreign private issuer, its officers and directors are not subject to Section 16 of the Securities Act of
1934 and therefore are not required to file a Form 4 in connection with transactions of SearchMedia's securities.

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: December 7, 2011	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer